UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                           DUNES HOTELS & CASINOS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.50 PAR VALUE
                         (Title of Class of Securities)

                                    265440107
                                 (CUSIP Number)


                                  THOMAS STEELE
                        GENERAL FINANCIAL SERVICES, INC.
                             8441 E. 32nd Street N.
                                Wichita, KS 67226
                                 (316) 636-1070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.


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


                                  SCHEDULE 13D

CUSIP NO. 265440107

1      Name of Reporting Person
       IRS Identification Nos. of Above Person (entities only)

       GFS ACQUISITION COMPANY, INC.

2.     Check the appropriate Box if a Member of a Group                (a) /x/
                                                                       (b) / /
3.     SEC Use Only

4.     Source of Funds                                                     WC

5.     Check Box if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)                          / /

6.     Citizenship or Place of Organization                            KANSAS

                                      7.    Sole Voting Power
NUMBER OF SHARES                            -0-
                                      8.    Shared Voting Power
BENEFICIALLY OWNED                          3,853,422
                                            (See Item 5)
BY EACH REPORTING                     9.    Sole Dispositive Power
                                            -0-
PERSON WITH                          10.    Shared Dispositive Power
                                            3,853,422
                                            (See Item 5)

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   3,853,422
                                                   (See Item 5)

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain shares of Common Stock                                      / /

13.    Percent of Class Represented by Amount in Row (11)
                                                                         75.6%
                                                                  (See Item 5)
14.    Type of Reporting Person
                                                                           CO


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



                                  SCHEDULE 13D

CUSIP NO. 265440107

1      Name of Reporting Person
       IRS Identification Nos. of Above Person (entities only)

       GENERAL FINANCIAL SERVICES, INC.

2.     Check the appropriate Box if a Member of a Group               (a) /x/
                                                                      (b) / /
3.     SEC Use Only

4.     Source of Funds                                                 BK, WC

5.     Check Box if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)                        / /

6.     Citizenship or Place of Organization                            KANSAS

                                      7.    Sole Voting Power
NUMBER OF SHARES                            -0-
                                      8.    Shared Voting Power
BENEFICIALLY OWNED                          3,853,422
                                            (See Item 5)
BY EACH REPORTING                     9.    Sole Dispositive Power
                                            -0-
PERSON WITH                          10.    Shared Dispositive Power
                                            3,853,422
                                            (See Item 5)

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                          3,853,422
                                          (See Item 5)

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain shares of Common Stock                                    / /

13.    Percent of Class Represented by Amount in Row (11)               75.6%
                                                                 (See Item 5)

14.    Type of Reporting Person                                            CO


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


                                  SCHEDULE 13D

CUSIP NO. 265440107

1      Name of Reporting Person
       IRS Identification Nos. of Above Person (entities only)

       STEVE K. MILLER

2.     Check the appropriate Box if a Member of a Group               (a) /x/
                                                                      (b) / /
3.     SEC Use Only

4.     Source of Funds                                          NOT APPLICABLE

5.     Check Box if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)                         / /

6.     Citizenship or Place of Organization
                                                                 UNITED STATES

                                   7.  Sole Voting Power
NUMBER OF SHARES                       -0-
                                   8.  Shared Voting Power
BENEFICIALLY OWNED                     3,853,422
                                       (See Item 5)
BY EACH REPORTING                  9.  Sole Dispositive Power
                                       -0-
PERSON WITH                       10.  Shared Dispositive Power
                                       3,853,422
                                       (See Item 5)

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                       3,853,422
                                       (See Item 5)

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain shares of Common Stock                                     / /

13.    Percent of Class Represented by Amount in Row (11)
                                                                        75.6%
                                                                    See Item 5)

14.    Type of Reporting Person                                             IN


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


         This Amendment No. 5 to Schedule 13D supplements the information contained in the Schedule 13D dated June 4, 1999, as amended by Amendment No. 1 dated July 22, 1999, Amendment No. 2 dated August 27, 1999, Amendment No. 3 dated September 15, 1999 and Amendment No. 4 dated January 13, 2000 (collectively, the "Schedule 13D"), filed by GFS Acquisition Company, Inc., a Kansas corporation ("GFS Acquisition"), General Financial Services, Inc., a Kansas corporation and sole shareholder of GFS Acquisition ("GFS"), and Mr. Steve K. Miller who owns 100% of GFS and is the sole officer and director of each of GFS and GFS Acquisition.

         ITEM 1.  SECURITY AND ISSUER.

         No change.

         ITEM 2.  IDENTITY AND BACKGROUND.

         No change.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         No change.


         ITEM 4.  PURPOSE OF TRANSACTION.

         The information in the Schedule 13D is supplemented with the following information.

         The reporting persons previously inadvertently reported that the United States District Court District of Nevada under case number CVS-S-99-1470-PMP
(RJJ) had granted GFS Acquisition the right to vote the 3,000,000 Judgment Shares (as defined in the Schedule 13D) at the annual meeting of shareholders to be held on April 14, 2000. The court order in fact granted GFS and not GFS Acquisition the right to vote the 3,000,000 Judgment Shares at the upcoming annual meeting.

         Since GFS and GFS Acquisition will be entitled to vote a majority of the shares eligible to vote at the shareholders meeting, the reporting persons believe that the election of their nominees is assured. The reporting persons do not intend to solicit proxies generally in connection with the annual meeting. However, the reporting persons may solicit proxies from up to ten people in accordance with Rule 14a-2(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As reported in the Issuer's Form 10-KSB for the fiscal year ended December 31, 1999, on March 3, 2000, the Issuer foreclosed on 1,280,756 shares that were pledged as collateral in favor of a subsidiary of the Issuer and placed them in treasury. As a result of placing these shares in treasury, the percentage of the outstanding shares of Common Stock of


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


the Issuer beneficially owned by the reporting persons increased to 75.6%.

         (b)      No change.

         (c) See Item 3. Other than the transactions listed in Item 3 (including transactions previously reported), no other transactions in the Common Stock of the Issuer were effected by GFS Acquisition, GFS or Mr. Miller during the past sixty days.

         (d)      No change.

         (e)      Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          *Exhibit 1.      Statement of Joint Filing.

          *Exhibit 2.      Promissory Note dated December 28, 1998 made by GFS
                           in favor of Citizens Bank and Trust Company.

         **Exhibit 3.      Business Loan Agreement dated November 15, 1999
                           between GFS and Commerce Bank, N.A.
-----
* Previously filed as an Exhibit to the Schedule 13D dated June 4, 1999 filed by the reporting persons.
**       Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D dated January 13, 2000 filed by the reporting persons.


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



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GFS ACQUISITION COMPANY, INC.


March 30, 2000                    By:  /s/ Steve K. Miller
                                       -----------------------------------------
                                       Steve K. Miller, President



                                  GENERAL FINACIAL SERVICES, INC.


March 30, 2000                    By:  /s/ Steve K. Miller
                                       -----------------------------------------
                                       Steve K. Miller, President



March 30, 2000                    By:  /s/ Steve K. Miller
                                       -----------------------------------------
                                       Steve K. Miller, President


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